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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)
                     _______________________


                 Harnischfeger Industries, Inc.
                      ____________________

                        (Name of Issuer)


                          Common Stock
                      ____________________

                 (Title of Class of Securities)

                            413345109
                          ____________

                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       CUSIP No. 413345109

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Reporting Person:

     MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805


2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Citizenship or Place of Organization:
                         Wisconsin


Number of Shares    5)   Sole Voting Power:       310.00
Beneficially Owned       ______________________________________________
by Each Reporting
Person With:        6)   Shared Voting Power:     2,494,899*
                    ______________________________________________

                    7)   Sole Dispositive Power:  310
                    ______________________________________________

                    8)   Shared Dispositive Power:1,034,231*

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                           2,495,209*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                               N/A

11)  Percent of Class Represented by Amount in Row 9:
                              5.25%


12)  Type of Reporting Person (See Instructions):
                               HC

*Beneficial ownership of 1,031,431 shares is specifically disclaimed.  See Item
4.


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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

INSTRUCTIONS:

A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13-d(b) (2), if applicable.

B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a).Name of Issuer:

                 Harnischfeger Industries, Inc.


Item 1(b).Address of Issuer's Principal Executive Offices:

            13400 Bishops Lane, Brookfield, WI 53005


Item 2(a).Name of Person Filing:

                  Marshall & Ilsley Corporation


Item 2(b).Address or Principal Business Office or, if none, Residence:

          770 North Water Street, Milwaukee, Wisconsin

Item 2(c).Citizenship:

                      Wisconsin Corporation

Item 2(d).Title of Class of Securities:

                          Common Stock


Item 2(e).CUSIP Number:
                            413345109


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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

Item 3. If this statement is filed pursuant to rules 13d-1 (b) (1), or 13d-2 (b), check whether the person filing is a:
     (a)  [  ] Broker or dealer registered under Section 15 of the Act
     (b)  [  ] Bank as defined in Section 3 (a) (6) of the Act
     (c)  [  ] Insurance Company as defined in Section 3 (a) (19) of theAct
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-1(b) (1) (ii) (F)
     (g)  [XX] Parent Holding Company, in accordance with Sec. 240.13d-1
               (b)(1)(ii)(G) (Note:  See Item 7)
     (h)  [  ] Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

Item 4.        Ownership.
     (a)  Amount Beneficially Owned:
                           2,495,209*

     (b)  Percent of Class:
                              5.25%

     (c)  Number of shares as to which such person has:

            (i)Sole power to vote or to direct the vote
                         310.00
           (ii)Shared power to vote or to direct the vote
                         2,494,899*
          (iii)Sole power to dispose or to direct the disposition of
                         310
           (iv)Shared power to dispose or to direct the disposition of
                         1,034,231*
*Includes 1,031,431 shares held in various directed employee benefit plans, where Marshall & Ilsley Trust Company , as custodian, may be viewed as having voting or dispositive authority in certain situations pursuant to Department of Labor regulations or interpretations or federal case law. Pursuant to SEC Rule 13d-4, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.

Item 5.        Ownership of Five Percent or Less of a Class.
                         Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another
Person.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                 Marshall & Ilsley Trust Company
                 a Wisconsin banking corporation
                Tax Identification No. 39-1186267



Item 8.        Identification and Classification of Members of the Group.

                         Not applicable


Item 9.        Notice of Dissolution of Group.

                         Not applicable


Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 1997

Signature:/s/ Patricia R. Justiliano

Name/Title:Patricia R. Justiliano, Senior Vice President & Corporate Controller



(13G-HARNISCHFEGER)